FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC OFFER TO ACQUIRE
MINORITY SHAREHOLDERS
'

INTEREST IN INVESTSMART

HSBC intends to make an offer to acquire from minority shareholders the remaining 6.14 per cent of Investsmart it does not currently own and to delist Investsmart shares from the Bombay Stock Exchange and the National Stock Exchange of India (the "delisting offer"). During 2008, HSBC acquired 93.86 per cent of IL&FS Investsmart Limited (Investsmart) through its subsidiaries HSBC Securities and Capital Markets (India) Private Limited and HSBC Violet Investments (Mauritius) Limited for a total consideration of INR1,396.3 crore.

The launch of the delisting offer is conditional upon, amongst other things, the approval of the
Investsmart Board of Directors, its shareholders and the stock exchanges where the shares are listed, in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 ("SEBI Regulations").

The delisting offer price will be determined by a reverse book building process as prescribed under the SEBI Regulations, which allows shareholders to tender their shares at a price of their choice, subject to a floor price determined as per the SEBI
Regulations. The final price is determined as the price at which the maximum number of shares is tendered. Concurrently, the purchaser retains the right to accept or reject this price.

The Investsmart Board has today advised the Bombay Stock Exchange and the National Stock Exchange of India of the delisting proposal. The Investsmart Board today has also written to the Luxembourg Stock Exchange indicating its intention to withdraw the listing of its Global Depository Receipts (GDRs). Investsmart does not have any GDRs outstanding.

A further announcement will be made as and when appropriate.

Notes to editors:

1. IL&FS Investsmart Limited
IL&FS Investsmart Group (IIL) is one of
India's leading financial services organisations. IIL, through its subsidiaries in
India
 and
Singapore, provides a wide range of investment products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. IIL's 1,500 employees provide a complete range of investment services to over 160,000 customers in
India
 through its 77
 branches and 153
 franchisee outlets from over 50
 cities. It has been recognised as
'National Best Performing Financial Advisor - Retail'
 for two years in a row (2006-07 and 2007-08) by CNBC TV 18. Investsmart is listed on the National Stock Exchange and the Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange. HSBC currently holds a 93.86 per cent
 stake in the company.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at
31 December 2008
, HSBC is one of the world
'
s largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  16 June 2009